       1                                                EXHIBIT O
                                                        Proposed Notice
                                                        Pursuant to Rule 22(f)
(Release No. 35-     )

FILINGS UNDER THE PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 ("ACT")

May   , 1998

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
June   , 1998 to the Secretary, Securities and Exchange Commission, Washington,
DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
   _________________________________

Consolidated Natural Gas Company, et. al. (70-     )
___________________________________________________

	Consolidated Natural Gas Company ("CNG"), CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania, 15222-3199, a registered holding company, and CNG's wholly-owned subsidiaries, CNG Energy Services Corporation ("Energy Services"), and CNG Power Company ("Power Company"), One Park Ridge Center, P.O. Box 15746, Pittsburgh, Pennsylvania 15244-0746, CNG Retail Services Corporation ("Retail Services"), One Chatham Center, Pittsburgh, Pennsylvania 15219, CNG Products and Services ("Products and Services"), CNG Tower, Pittsburgh, Pennsylvania 15222-3199, and CNG Producing Company ("Producing Company"), CNG Tower, 1450 Poydras Street, New Orleans, Louisiana 70112-6000, have filed an application-declaration pursuant to Sections 9, 10, and 12 of the Act and Rule 43, 44, 45 and 46 thereunder.
	CNG has decided to discontinue wholesale marketing and trading of natural gas and electricity. Energy Services was principally formed to be the subsidiary in the CNG system to market natural gas at wholesale, and CNG Power Services Corporation ("Power Services"), was formed to market electricity at wholesale. Power Services is an exempt wholesale generator ("EWG") under
Section 32 of the Act. Energy Services has several wholly-owned subsidiaries engaged in the energy business. The directly owned subsidiaries of Energy Services are: Products and Services, Power Company, CNG Storage Services
Company ("Storage Company"), CNG Main Pass Gas Gathering Corporation ("Main Pass"), CNG Oil Gathering Corporation ("Oil Gathering") and Retail Services.
Power Services has one wholly-owned subsidiary, CNG Lakewood, Inc. ("CNG Lakewood"), which is also an EWG. In its exiting of the wholesale energy industry, CNG may sell its equity ownership in Energy Services and Power
Services. In order to prepare these companies for disposition, its subsidiaries would need to be transferred. Additionally, two subsidiaries of Energy Services would be consolidated.
	The applicants consequently propose a plan of reorganization of the Energy Services group as follows.

	(A) PRODUCTS AND SERVICES MERGED INTO RETAIL SERVICES.

	Retail Services was formed pursuant to Commission order dated January 15, 1997, HCAR No. 26647, ("January 1997 Order") which authorized Energy Services to engage in all forms of energy brokering and marketing transactions, including those involving electricity, natural gas, coal, oil, other hydrocarbons, wood chips, wastes and other combustibles, at wholesale and retail. These energy related activities could be engaged in without regard to locations or identities of clients or sources of revenues. The January 1997 Order also allowed Energy Services to create subsidiaries through which it would engage in such activities. Retail Services is, to date, the only subsidiary formed under this order. Retail Services has so far limited its activities to marketing to residential and commercial customers at retail as energy deregulation occurs on a state-by-state basis.
Commission order dated August 28, 1995, HCAR No. 26363 ("August 1995
Order"), authorized Energy Services to form Products and Services to engage in the business of certain energy related services. The August 1995 Order approved ten categories of energy-related services that could be offered. By Commission order dated August 27, 1997, HCAR No. 26757 ("August 1997 Order"), Products and Services was allowed to offer seven additional categories of energy related services.
	It is proposed to merge Retail Services with Products and Services. The merger would occur by merging Products and Services into Retail Services, with the outstanding common stock of Products and Services being cancelled and Retail Services being the surviving corporation.

	(B) 	RETAIL SERVICES SUCCEEDS TO CERTAIN AUTHORIZATIONS

	Upon merger of Products and Services into Retail Services, Retail Services would succeed to the prior 1935 Act authorizations granted to Products and Services under the August 1995 and August 1997 Orders. However, request is made for the elimination of one restriction in such orders. Both such orders state that Products and Services will provide its categories of services both within and outside of the four states of Virginia, West Virginia, Pennsylvania and Ohio where the utility-company subsidiaries of CNG are located
(collectively the "LDC States"). Both orders required that during the twelve-month period beginning on the first day of the month following the commencement of Products and Services' business, and for each subsequent calendar year thereafter, total revenues derived by Products and Services in LDC States will exceed total revenues similarly derived from customers in all other states.
Due to the trend of energy markets in a deregulation environment to become integrated national markets, it is requested that this "50% limit" be eliminated with respect to all future revenues of Retail Services as the successor to Products and Services after the merger.
	In view of the proposed disposal of Energy Services by CNG, it is proposed that Retail Services also succeed to the authorizations granted to Energy
Services under the January 1997 Order. Specifically, Retail Services would be authorized to engage in energy marketing in the same breadth as that allowed Energy Services, and Retail Services would be permitted to form subsidiaries through which to engage in marketing activities to the same extent permitted Energy Services. CNG would provide financing to Retail Services pursuant to Rule 52 under the Act.

	(C) RETAIL SERVICES, STORAGE SERVICES, AND POWER COMPANY EACH BECOME A DIRECT SUBSIDIARY OF CNG.

	Since CNG desires to retain Retail Services, Storage Services and Power Company as part of the CNG System after the disposal of Energy Services, it will be necessary to remove each of these companies from being subsidiaries of Energy Services. It is proposed that all of the common stock of the three subsidiaries be transferred by Energy Services to CNG as a dividend, so that each of the three transferred companies will become direct subsidiaries of CNG.

	(D) CNG TECHNOLOGIES BECOMES A SUBSIDIARY OF POWER COMPANY.

	By Commission order dated December 21, 1990, HCAR No. 25224, CNG was authorized to form CNG Technologies as a vehicle through which to invest up to

$2,000,000 in limited partnership interests in Enertek Partners, L.P. CNG Technologies is currently a subsidiary of Products and Services. It is proposed that the outstanding common stock of CNG Technologies be declared as a dividend by Products and Services to Energy Services, and subsequently be transferred by Energy Services as a capital contribution to Power Company before it becomes a direct subsidiary of CNG.

	(E) MAIN PASS AND OIL GATHERING EACH BECOME A SUBSIDIARY OF CNG PRODUCING.

	CNG Producing Company ("Producing Company") is a wholly-owned subsidiary of Consolidated which engages in gas and oil exploration and production primarily in the Gulf of Mexico, the southern and western United States, the Appalachian region and in Canada.
	By Order dated July 26, 1995, HCAR No. 26341 ("July 1995 Order") Energy Services was authorized, without further Commission approval, through December
31, 1997, to invest an aggregate amount up to at least $150 million to acquire:
(i) an ownership interest, which may be up to 50% of the voting or nonvoting stock, in one or more corporations established for the sole purpose of engaging in gas related activities; (ii) either in its own name or through a wholly owned special purpose subsidiary company, up to 50% of the general partnership interests in one or more partnerships, or up to 50% voting equity interest in one or more other joint business entities such as joint ventures or limited liability companies, which are established for the sole purpose of engaging in Gas Related Activities; and/or (iii) up to 100% of the limited partnership interests in one or more partnerships established for the sole purpose of engaging in Gas Related Activities. None of the projects in which Energy
Services may invest can be a public-utility company. The July 1995 Order also authorized Consolidated and Energy Services to guarantee their obligations incurred as a result of equity investments made in the joint entities up to an aggregate amount of $150 million. No such guarantees have been made to date.
	As of December 31, 1997, Energy Services had invested pursuant to the July 1995 Order $24,235,000 and $14,323,000 in the Main Pass Gathering Company and the Main Pass Oil Gathering Company, respectively. These partnerships were formed to transport the gas and oil jointly produced from the gas fields in the Main Pass region near the Alabama coast of the Gulf of Mexico. Energy Services owns the interests in these partnerships through Main Pass and Oil Gathering, respectively. On December 31, 1996, the Main Pass Gathering Company was merged into Dauphin Island Gathering Partners, in which Energy Services now indirectly owns a 13.6% general partnership interest. Energy Services owns indirectly a 33-1/3% general partnership in Main Pass Oil Gathering Company.

The July 1995 Order was extended through December 31, 2002 through Commission order dated December 30, 1997, HCAR No. 26807 ("December 1997 Order"). The December 1997 Order also increased the amount Energy Services may invest and the amount of guarantees which could be made to $200 million in each case. The amount that could be financed by Energy Services for "partnering" investments through selling shares of its common stock to CNG, open account advances from CNG and long-term loans from CNG was also increased by the December 1997 Order to $200 million.

	Authority is requested to transfer ownership of all of the outstanding common stock of Main Pass and Oil Gathering currently held by Energy Services to Producing Company. The transfer would occur through a dividend by Energy Services of all of such stock to CNG, with a subsequent transfer of such stock to Producing Company as a contribution to its capital.

(F) PRODUCING COMPANY SUCCEEDS TO CERTAIN AUTHORIZATIONS

	As indicated above, it is proposed that Producing Company succeed to Energy Services' interests in Main Pass and Oil Gathering, which were acquired by Energy Services pursuant to the July 1995 Order. CNG Producing will also continue to engage in all aspects of the business of a gas producing company which substantially encompasses all of the activities defined as "Gas Related Activities in the July 1995 Order. It is requested that CNG Producing succeed to and be substituted for Energy Services as the authorized party under the July 1995 and December 1997 Orders.

	(G) CNG LAKEWOOD BECOMES A SUBSIDIARY OF POWER COMPANY

	In view of the probable sale of Power Services, CNG desires to transfer ownership of CNG Lakewood so that all power generating assets in the system will again be under the management of a single subsidiary of CNG. Prior to its disposition, Power Services will transfer to CNG its ownership of all of the outstanding common stock of CNG Lakewood. CNG subsequently will transfer such shares to Power Company as a contribution to capital. Since CNG Lakewood is an EWG, it is not a party to the proceeding, and the acquisition of its shares by CNG and Power Company are exempt pursuant to Section 32(f) of the Act.

____________________________________

          For the Commission, by the Division of Investment Management,

pursuant to delegated authority.


                                            Jonathan G. Katz
                                            Secretary